UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: None

PUREDEPTH, INC.
(Exact name of registrant as specified in its charter)
Address: 303 Twin Dolphin Drive, Suite 600, Redwood City, California 94065 Phone: (650) 632-4651
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 12(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate  rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  130

Pursuant to the requirements of the Securities Exchange Act of 1934 PureDepth, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 15, 2010	PUREDEPTH, INC.
	By:	/s/ Andrew L. Wood
Andrew L. Wood
Chief Executive Officer